Exhibit (a)(1)(D)

STARBUCKS CORPORATION
STOCK OPTION EXCHANGE PROGRAM
FREQUENTLY ASKED QUESTIONS (FAQ)
May 1, 2009

General Information

The following Frequently Asked Questions (“FAQ”) were prepared to address common questions that you may have about the offer to exchange certain outstanding underwater stock options (“eligible stock options”) for a lesser amount of new stock options with a lower exercise price (“Exchange Offer”) made by Starbucks Corporation (“Starbucks,” “we,” “us” and “Company”) to partners eligible to participate in the Exchange Offer. The information in this FAQ is based on the information contained in the Offer to Exchange document dated May 1, 2009 and related materials, filed by Starbucks with the Securities and Exchange Commission (“SEC”) on May 1, 2009 and delivered to eligible partners by mail. The information in this FAQ is provided as of May 1, 2009 and does not contain complete details about the Exchange Offer. Additional information about the Exchange Offer is available in the Offer to Exchange document and related materials.

Glossary of Terms:

Company:	Starbucks Corporation (also known as Starbucks Coffee Company)

Exchange Ratio:	The exchange ratio determines the number of eligible stock options required to be surrendered (“exchanged”) in order to receive one new stock option (e.g., a 2.01:1 exchange ratio means 2.01 eligible stock options must be surrendered for each new stock option). The exchange ratios are designed to result in a fair value of the new stock options that is approximately equal to the fair value of the eligible stock options that are surrendered for exchange.

Exercise of Stock Options:	Exercising stock options is the process of purchasing the underlying shares of Company stock at the fixed price specified in the stock option grant agreement, regardless of the current market price. If you elect a “cashless exercise” of your vested stock options, you immediately sell the shares you acquire upon exercise of your stock options.

Grant Date of Stock Options:	The date on which a stock option is granted.

New Stock Options:	Stock options to be granted in exchange for eligible stock options that are surrendered in the Exchange Offer. Such new stock options will be granted in a lesser amount and with a lower exercise price than the surrendered eligible stock options. The number of new stock options granted is based on the exercise price of the exchanged stock options and the applicable exchange ratios.

Outstanding Stock Options:	Stock options you still hold and have not exercised.

Surrender:	In the context of the Exchange Offer, “surrendering” eligible stock options means giving up your rights to those eligible stock options in exchange for a lesser amount of new stock options with a lower exercise price and new terms.

Underwater:	A stock option is considered “underwater” if the exercise price of the stock option is higher than the current market price.

Vesting:	When your stock options become exercisable, they are referred to as being “vested”. The vesting schedule applicable to your stock options will be set forth in your stock option grant agreement(s). For example, a typical vesting requirement at Starbucks is that you need to be continuously employed by Starbucks, or one of its subsidiaries, for four years for your stock options to become 100% vested. The vesting period for the new stock options offered in the Exchange Offer is two years.

What is the Exchange Offer?

The Exchange Offer is a voluntary, one-time opportunity for eligible partners to surrender eligible stock options in exchange for a lesser amount of new stock options with a lower exercise price.

Why is Starbucks making the Exchange Offer?

We believe that an effective and competitive partner incentive program is imperative for the success of our business. We rely on our experienced and productive partners and their efforts to help us achieve our business objectives. At Starbucks, stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages partners to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. Our long-term incentive compensation program is broad-based, with approximately 96,000 partners in 15 countries at all levels, including qualified part-time partners, receiving equity awards in the most recent regular annual grant in November 2008. Due to the significant decline of our stock price during the last few years, many of our partners now hold underwater stock options with exercise prices significantly higher than the current market price of our common stock.

Why can’t Starbucks just grant eligible partners additional stock options?

Issuing new stock options without cancelling any previously granted stock options would increase our operating expenses, as we would need to expense both the new stock options and the previously granted stock options. This would decrease our reported earnings and could negatively impact our stock price. We designed the Exchange Offer to avoid the potential dilution in ownership to our shareholders that would result if we granted partners additional stock options to supplement their underwater stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock (sometimes called “overhang”), which we do not believe would be in the best interests of our shareholders.

Who is eligible to participate in the Exchange Offer?

The Exchange Offer will be open to all U.S. and international partners who hold eligible stock options, subject to some exceptions discussed in the Offer to Exchange document (see the answer to Question 2 in the Summary Term Sheet of the Offer to Exchange document). Although we intend to include all partners located outside the United States, we may exclude partners if, for any reason, we believe that their participation would be illegal, inadvisable or impractical. We reserve the right to withdraw the Exchange Offer in any jurisdiction.

You are an “eligible partner” if you are:

•	A U.S. or international partner who holds eligible stock options;

•	Employed on the date the Exchange Offer commences and remain employed through the date the new stock options are granted;

•	Eligible to participate in the Starbucks Corporation Amended and Restated 2005 Long-Term Equity Incentive Plan; and

•	Not a member of our senior leadership team (our executive officers and other designated senior officers) or our Board of Directors.

Must I participate in the Exchange Offer?

No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options, including stock options eligible for the Exchange Offer, and you will not receive new stock options in the Exchange Offer. No changes will be made to the terms of your current stock options if you decline to participate. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

When will the Exchange Offer take place?

The Exchange Offer began at 12:01 a.m., Pacific, on Friday, May 1, 2009 and will expire at 5:00 p.m., Pacific, on Friday, May 29, 2009, unless extended in our sole discretion.

Which stock options are eligible for exchange in the Exchange Offer?

To be eligible for exchange in the Exchange Offer, an outstanding stock option must (a) have an exercise price greater than $19.00, which approximates the 52-week high trading price of our common stock as reported by the NASDAQ Global Select Market (measured from the commencement date of the Exchange Offer), and (b) have been granted prior to December 1, 2007. Note that all references to dollars (“$”) are to United States dollars.

How do I find out how many eligible stock options I have and what their exercise prices are?

You can review a list of your eligible stock options and their exercise prices the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/starbucks. This information is also included in the paper election form that was included in the materials mailed to you along with the Offer to Exchange document.

If I elect to participate and my surrendered eligible stock options are accepted, how many new stock options will I receive in exchange?

The number of new stock options that you receive will depend on the exercise price(s) of your surrendered eligible stock options and the applicable exchange ratios, as shown below. Note that the exchange ratios apply to each of your stock option grants separately. This means that the various stock option grants you have received may be subject to different exchange ratios.

The Exchange Ratio Is
If the Per Share Exercise Price of an	(Eligible Stock Options
Eligible Stock Option Grant Is	to New Stock Options)

$19.01 to $24.99	2.01-to-1
$25.00 to $29.99	3.19-to-1
$30.00 to $34.99	3.54-to-1
$35.00 and above	4.44-to-1

The following example illustrates how the exchange ratios will apply in a hypothetical exchange of eligible stock options:

Eligible Stock Option Grant	Exercise Price	Exchange Ratio	New Stock Option Grant

120 stock options	$22.87	2.01-to-1	60 stock options (120 divided by 2.01 — rounded to the nearest whole stock option)
310 stock options	$36.75	4.44-to-1	70 stock options (310 divided by 4.44 — rounded to the nearest whole stock option)
Total Stock Options Exchanged: 430			Total New Stock Options: 130

How did Starbucks determine what exchange ratios would be used?

Starbucks used a standard valuation model to determine the actual exchange ratios. The exchange ratios are designed to result in a fair value of the new stock options that is approximately equal to the fair value of the stock options that are surrendered for exchange. If, after the exchange of eligible stock options in any particular stock option grant, you would be left with a fractional stock option, we will round such fractional stock option to the nearest whole stock option (greater than or equal to 0.5 is rounded up to the nearest whole stock option and less than 0.5 is rounded down to the nearest whole stock option). Based on this rounding convention, you will not be able to surrender for exchange any otherwise eligible stock option grant that does not have sufficient underlying stock options to result in at least 0.5 new stock options after the exchange (which would be rounded up to one whole new stock option).

Why isn’t the exchange ratio simply one-for-one for all eligible stock options? Why am I getting fewer stock options in exchange?

We believe the exchange ratios must balance the interests of both our partners and our shareholders, and as a result, we have designed it to be “value for value.” Each eligible stock option has a lower fair value than each new stock option; therefore, more eligible stock options are required to be surrendered than new stock options issued for their fair values to be approximately equal.

What happens if some of my eligible stock options are subject to a domestic relations order, or comparable legal document, as the result of the end of a marriage?

Any portion of an eligible stock option grant that is subject to a binding domestic relations order (or comparable legal document as the result of the end of a marriage) that has been delivered to Starbucks, and that is beneficially owned by a person who is not an eligible partner (e.g., an eligible partner’s ex-spouse), is not eligible to be exchanged in the Exchange Offer (even if legal title to that portion of the stock option grant is held by an eligible partner). In this circumstance, only the portion of an eligible stock option grant that is beneficially owned by an eligible partner may be exchanged.

How can I make my exchange election in the most cost-effective manner?

A paper election form and notice of withdrawal form are included in your Exchange Offer packet; however, the most cost-effective way to make your exchange elections is on the Stock Option Exchange Program Website at https://www.corp-action.net/starbucks. The cost (paid by Starbucks) for access to the Website is significantly lower than the fee to process a paper election form or notice of withdrawal.

How do I participate in the Exchange Offer?

If you are an eligible partner, you will receive an Exchange Offer packet (delivered to your home for U.S. and Canadian partners or to your store location for partners outside of North America) with information on how to participate online or by mail. Many partners may find that the quickest and easiest way to participate in the Exchange Offer is to access the Stock Option Exchange Program Website at https://www.corp-action.net/starbucks.

To participate via the Web, you will first be asked to select your home country’s flag to continue the process in your country’s language. You will then complete the login by entering your Personal Identification Number (“PIN”) and clicking on the “Continue” button. Your PIN is provided on the first page of the cover letter that is included in your Exchange Offer packet. After logging in, the online election form will display the following personalized information for each eligible stock option grant you hold:

•	Stock option grant number;

•	Stock option grant ID;

•	Stock option grant date;

•	Number of eligible stock options that may be exchanged;

•	Current exercise price per share;

•	Applicable exchange ratio; and

•	New stock option grant amount if eligible stock option grant is exchanged.

You are required to elect either “Exchange” or “Do Not Exchange” for each of your eligible stock option grants. You may exchange your eligible stock options on a grant-by-grant basis, meaning, you may choose to exchange some stock option grants and choose not to exchange others. Please note, your elections are not completed until you hit the “Submit” button.

If you choose to participate in the Exchange Offer online, you must submit your election(s) on or before 5:00 p.m., Pacific, on Friday, May 29, 2009 (or such later date as may apply if the Exchange Offer is extended). Your eligible stock options will not be considered surrendered until BNY Mellon Shareowner Services (“BNYMellon”) receives your properly submitted election (either online at the Stock Option Exchange Program Website or via a paper election form). You must allow for delivery time based on the method of submission you choose to ensure that BNYMellon receives your election before the deadline.

If you miss the deadline or submit an election form or notice of withdrawal that is not properly completed as of the deadline, your election or withdrawal will not be accepted. You are responsible for making sure that the paper election form and/or notice of withdrawal are properly completed, signed and received by BNYMellon, or your online election is submitted, by the deadline.

How do I participate if I have computer difficulties or do not have access to the Internet?

If you want to participate in the Exchange Offer and are not able to submit your election(s) online via the Stock Option Exchange Program Website (at https://www.corp-action.net/starbucks) as a result of computer difficulties, or you do not have access to the Stock Option Exchange Program Website for any reason, including lack of Internet services, you must complete a paper election form or notice of withdrawal, which are included in your Exchange Offer packet. You are required to elect either “Exchange” or “Do Not Exchange” for each of your eligible stock option grants on the paper election form. Any election form submitted without an “Exchange” or “Do Not Exchange” election for each eligible stock option grant will be rejected.

Can I make my elections on the phone with the BNY Mellon Shareowner Services Customer Service Center?

No. You may only submit your elections either online via the Stock Option Exchange Program Website or by completing, signing and mailing in your paper election form or notice of withdrawal. The BNY Mellon Shareowner Services Customer Service Center representatives are not permitted to take or process your elections via the telephone, although they may call you to clarify any ambiguities in your election submissions.

If I participate, will I be required to give up all of my rights under the surrendered eligible stock options?

Yes. On the expiration of the Exchange Offer, any eligible stock options you surrender in exchange for new stock options that are accepted for exchange will be cancelled, and you will no longer have any rights under those surrendered eligible stock options.

What happens to eligible stock options that I choose not to surrender or that are not eligible for exchange in the Exchange Offer?

The Exchange Offer will have no effect on eligible stock options that you choose not to surrender or on stock options that are not eligible for exchange. No changes will be made to the terms and conditions of your outstanding stock options that are not exchanged.

When and how can I withdraw previously surrendered eligible stock options?

If you elect to surrender eligible stock options and later change your mind, you may withdraw your surrendered stock options by notifying BNYMellon of your election to withdraw such eligible stock options before the Exchange Offer expires. You may notify BNYMellon of your withdrawal election in one of the following two ways:

•	By revising your election online at the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/starbucks. Your online withdrawal election must be submitted before the Exchange Offer expiration deadline of 5:00 p.m., Pacific, on Friday, May 29, 2009 (or such later date as may apply if the Exchange Offer is extended).

•	By completing and returning the paper notice of withdrawal included in the materials mailed to you with the Offer to Exchange document, and delivering it to BNYMellon according to the instructions contained in the materials so that BNYMellon receives it before the Exchange Offer expiration deadline of 5:00 p.m., Pacific, on Friday, May 29, 2009 (or such later date as may apply if the Exchange Offer is extended).

The method of delivery is at your own discretion and risk. You must allow for delivery time based on the method of submission that you choose to ensure that BNYMellon receives your withdrawal election before the deadline. If you miss the deadline for notifying BNYMellon of your withdrawal election but remain an eligible partner, any previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer.

When and how can I modify previous elections?

You may modify your previous election(s) at any time before the expiration deadline (5:00 p.m., Pacific, on Friday, May 29, 2009, or such later date as may apply if the Exchange Offer is extended). Your final election(s) received as of the expiration deadline will supersede any previous election(s). You can modify previous elections online at the Stock Option Exchange Program Website. You may also modify a previous election by sending a paper notice of withdrawal or a paper election form.

I have lost my Exchange Offer packet or PIN, or need another paper election form or notice of withdrawal. How can I get one?

If you have lost your Exchange Offer packet or PIN, need another paper election form or notice of withdrawal, or have other questions, please contact the BNY Mellon Shareowner Services Customer Service Center, available 24 hours a day, 5 days a week (i.e., 12:00 a.m., Pacific, Monday to 9:00 p.m., Pacific, Friday) at the numbers below:

From within North America: 1-866-221-4118
From outside North America (other than Chile): 800-327-61460
From Chile: (201) 680-6875
TDD (U.S. only): 1-800-231-5469 or (201) 680-6610 (6:00 a.m. to 2:00 p.m. daily,
Monday — Friday, Pacific)

How will I know if my election form or my notice of withdrawal has been received?

You can check the Election Confirmation page on the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/starbucks, at any time to see your current election(s). Additionally, if you notify BNYMellon of your election to participate in the Exchange Offer or your election to withdraw previously surrendered eligible stock options by submitting a paper election form or notice of withdrawal, BNYMellon will mail you confirmation of receipt of your paper election form or notice of withdrawal shortly after it is received. However, it is your responsibility to ensure that BNYMellon receives your election form or notice of withdrawal, as applicable, prior to the expiration of the Exchange Offer.

What will happen if my election is not made online or received in paper form by the deadline?

If your election(s) are not received by BNYMellon by the expiration deadline (either through online submission or by paper election form), then all of your eligible stock options will remain outstanding at their original exercise prices and subject to their original terms and conditions. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to take any action.

Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?

Yes. If you previously exercised an eligible stock option grant in part, the remaining outstanding (unexercised) portion of the eligible stock option grant can be surrendered for exchange in the Exchange Offer.

Can I exchange shares of Starbucks common stock that I acquired upon exercise of my Starbucks stock options?

No. This offer only applies to outstanding Starbucks stock options that are eligible under the Exchange Offer. You will not be able to exchange shares of Starbucks stock that you own outright.

My eligible stock options are already vested. Would my new stock options also be fully vested?

No. The new stock options would be subject to the new two-year vesting schedule as illustrated below.

When will the new stock options vest?

Should you elect to participate in the Exchange Offer, your surrendered eligible stock options will be exchanged for new stock options that will be subject to a new two-year vesting schedule. Under this vesting schedule, 50% of the new stock options will vest upon the 12-month anniversary of the new stock option grant date and the remaining 50% of the new stock options will vest upon the 24-month anniversary of the new stock option grant date so long as you remain employed during that period. Below is an example that assumes the Exchange Offer expires on May 29, 2009, and the new stock option grant date is June 1, 2009:

		Original Vesting	First Vesting	Final Vesting
Original Grant	Current Vested	Date of Eligible	Date of New	Date of New
Date of Eligible	Percent (as of	Stock Options	Stock Options	Stock Options
Stock Options	May 1, 2009)	(100% Vested)	(50% Vested)	(100% Vested)

Nov. 16, 2004	100%	Oct. 1, 2008	June 1, 2010	June 1, 2011
Nov. 16, 2005	75%	Oct. 1, 2009	June 1, 2010	June 1, 2011
Nov. 20, 2006	50%	Nov. 20, 2010	June 1, 2010	June 1, 2011
Nov. 19, 2007	25%	Nov. 19, 2011	June 1, 2010	June 1, 2011

Why is the Company extending the vesting period for exchanged stock options that were already vested?

We believe that the Exchange Offer will provide renewed incentives to our partners who participate, by allowing them to exchange certain underwater stock options for a lesser amount of new stock options with a lower exercise price. We also believe the Exchange Offer will enable us to enhance long-term shareholder value by providing greater assurance that we will be able to retain experienced and productive partners, in part through the two-year vesting period for new stock options.

What will my new stock option exercise price be?

The new stock options will be granted with an exercise price equal to the closing price of Starbucks common stock as reported by the NASDAQ Global Select Market on the new stock option grant date (expected to be the next business day after the expiration of the Exchange Offer, which would be June 1, 2009 if the offer expires on Friday, May 29, 2009).

We cannot predict the exercise price of the new stock options. We recommend that you obtain current market quotations for our common stock before deciding whether to exchange your eligible stock options. You may obtain the current trading price of Starbucks stock at http://www.nasdaq.com and enter the Starbucks stock trading ticker symbol: SBUX.

Will the terms and conditions of the new stock options be the same as the exchanged stock options?

No. You will receive a lesser amount of new stock options and the new stock options will have a different exercise price. The new stock options will have a seven-year term, instead of the typical ten-year term of the currently outstanding stock options. For example, if your new stock options were granted on June 1, 2009, you would have until June 1, 2016 to exercise the new stock options (assuming you remain employed through that period). The new stock options will have a new two-year vesting period from the grant date, as discussed above. Refer to the Offer to Exchange document for further information on the differences in terms and conditions.

If I elect to participate in the Exchange Offer, when will I receive my new stock options?

We expect to cancel all properly surrendered eligible stock options on the same day that the Exchange Offer expires, currently set for May 29, 2009. We also expect that the new stock option grant date will be the next business day after the expiration of the Exchange Offer (currently expected to be June 1, 2009). If the expiration date is extended, then the cancellation date for surrendered stock options and the new stock option grant date will be similarly extended. We will issue new stock option agreements as soon as reasonably practicable following the new stock option grant date.

What if I elect to participate in the Exchange Offer and then leave Starbucks before the date the new stock options are granted?

If you elect to participate in the Exchange Offer and your employment terminates for any reason before the new stock option grant date, your exchange election will be cancelled and you will not receive new stock options. If this occurs, no changes will be made to the terms of your current stock options, and those stock options will be treated as if you had declined to participate in the Exchange Offer.

What if I elect to participate in the Exchange Offer and then leave Starbucks after the new stock options are granted?

If you elect to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered stock options, your new stock options will be granted on the new stock option grant date. If your employment terminates for any reason after the new stock option grant date, the terms and conditions of any new stock options granted in the Exchange Offer will apply.

What if I am on an authorized leave of absence?

Eligible partners who are on an authorized leave of absence will be able to participate in the Exchange Offer. If you elect to exchange your eligible stock options and you are on an authorized leave of absence on the new stock option grant date, you will be entitled to receive a new stock option grant on the stock option grant date as long as all other eligibility requirements are still met.

How do I decide whether to exchange my eligible stock options for new stock options?

We are providing as much information as possible to assist you in making your own informed decision. You must make your own decision on whether to surrender your eligible stock options for exchange. You are encouraged to seek further advice from your tax, financial and legal advisors if you deem it appropriate. No one from Starbucks or BNYMellon is, or will be, authorized to provide you with advice, recommendations or additional information in this regard. You should also review the section entitled “Risk Factors” in the Offer to Exchange document for a discussion of the risks of participating in the Exchange Offer.

What happens if, after the grant date of the new stock options, my new stock options end up being underwater again?

The Exchange Offer is a one-time opportunity and is not expected to be offered again. We can provide no assurance as to the price of our common stock at any time in the future.

Will I owe taxes if I participate in the Exchange Offer?

Generally, for U.S. federal income tax purposes, we believe the exchange of eligible stock options for new stock options pursuant to the Exchange Offer should be treated as a nontaxable exchange and that no income should be recognized upon the grant of the new stock options. The tax consequences for participating non-U.S. eligible partners may differ from the U.S. federal income tax consequences and, in some instances, are not entirely certain. We have provided additional information about the tax consequences applicable in the countries outside the United States in which eligible partners reside in the Schedules attached to the Offer to Exchange document. We encourage all eligible partners who are considering exchanging their eligible stock options pursuant to the Exchange Offer to consult with their own tax advisors with respect to the federal, state, local and foreign tax consequences of participating in the Exchange Offer.

Are there special tax or other provisions applicable to non-U.S. partners?

Yes. Additional country-specific information about special tax and other provisions applicable to partners in those countries is provided in the Schedules to the Offer to Exchange document.

CIRCULAR 230 DISCLAIMER.  The following disclaimer is provided in accordance with Treasury Department Circular 230. You are hereby notified that (a) the summary above is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code, (b) the summary above was written to support the promotion or marketing (within the meaning of Circular 230) of the transaction(s) or matter(s) addressed by this communication, and (c) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.